Exhibit 7


                              MARVEL HOLDINGS INC
                          c/o Icahn Associates Corp.
                         767 Fifth Avenue, 47th Floor
                           New York, New York 10153
                                (212) 702-4300



May 7, 1997

BY FACSIMILE
BY FEDEX
BY REGULAR U.S. MAIL

TO:  ALL DIRECTORS OF MARVEL ENTERTAINMENT GROUP, INC.
     (See attached Distribution List)

Re:  Fiduciary Duties to the Stockholders of Marvel Entertainment Group,
     Inc.

Gentlemen:

     I write this letter on behalf of Marvel Holdings, Inc. ("Holdings"), the 50.03% stockholder of Marvel Entertainment Group, Inc. ("Marvel"), and the Official Bondholders Committee (the "Committee"), who represents the bonds that are secured by, among other things, an additional 28.78% of the issued and outstanding stock of Marvel.

     In order to fulfill your fiduciary duties to the stockholders of Marvel and to avoid potentially acrimonious and protracted litigation, swift action is required on your part. Marvel has recently announced its intention to file a plan of reorganization that would wrongfully strip the stockholders of their investment in Marvel. Pursuant to Marvel's proposal, the outstanding stock in Marvel would be canceled without consideration even though the market currently values the stock of Marvel at over $200 million and the original Marvel reorganization plan (filed on December 27, 1996) valued the stock at approximately $90 million. This new proposed plan must not be permitted to proceed. You must not permit the bank lenders of Marvel (the "Bank Group") to wield the over $1 billion dollars in financing and lending relationships they have with other companies owned or controlled by Ronald O. Perelman in order to improperly subvert Marvel's reorganization in blatant derogation of stockholder interests.

     You have a legally mandated duty of care and duty of loyalty to all of the stockholders of Marvel. Marvel's current circumstances do not modify these duties; given Marvel's reliance on its solvency at the commencement of these chapter 11 cases, a change of position now would be perceived as a baseless fabrication put forth for the sole purpose of abdicating your fiduciary duties to stockholders. Thus, you are legally prohibited from allowing Ronald O. Perelman and his associates and their advisors, with their myriad of conflicting interests, to wipe out the equity in Marvel and overcollateralize the Bank Group. Your failure to resist this illegal outcome and to fully comply with your fiduciary duties will expose you to substantial liability and ensure Marvel of being locked in expensive and otherwise unnecessary litigation for the foreseeable future.

     As you probably know, Holdings and the Committee have recently filed a proposed plan of reorganization of their own for Marvel (the "Stockholder Plan") pursuant to which all creditors, including in particular the Bank

Group, would be satisfied in full, all stockholders will retain their shares, and $365 million of new equity capital will be invested in Marvel pursuant to a guaranteed rights offering to Marvel's stockholders (the "Rights Offering"). Under the Stockholder Plan, the Bank Group will receive $100 million in cash (assuming that is the balance at confirmation of the DIP loan provided by the Bank Group), the stock or assets of Fleer/SkyBox and Panini (which, were financed by the Bank Group for in excess of $500 million and which were valued as of December 1996 by Marvel's financial advisors at between $305 - $385 million), and a secured promissory note for the remaining amount owed to the Bank Group (which we have estimated at approximately $240 million).

     In contrast to the Stockholders' Plan, according to a press release issued by Marvel's management last week, Marvel has entered into a letter of intent with Toy Biz, Inc. ("Toy Biz") and the Bank Group to file a plan of its own (the "Proposed Management and Insiders Plan"), pursuant to which all creditors of Marvel will be satisfied in full, Toy Biz will be merged into Marvel, and all current stockholders will be stripped of their interests. Under the Proposed Management and Insiders Plan, the Bank Group will receive $250 million in cash (which is to be raised by a new loan to Marvel from an as yet unidentified lender), the stock of Fleer/SkyBox and Panini (which the Bank Group and management now inexplicably value at only $200 million), a secured promissory note in the amount of $170 million, plus 28% of the new common stock of Marvel. Apparently the balance of the new stock of Marvel will be issued to Toy Biz and its owners, leaving Marvel stockholders with only warrants to buy stock in the future.

     We strongly urge the Board of Marvel to carefully review the Stockholder Plan (which has already been filed with the Bankruptcy Court) and compare it to the Proposed Management and Insiders Plan (which, to our knowledge, has not yet been filed), before you permit Marvel's management to proceed with their proposal.

     We believe that a good faith effort to evaluate the two plans fairly and to fulfill the Board's fiduciary duty to the stockholders requires, at a minimum, that the review be conducted by a committee composed exclusively of disinterested Directors (i.e., Directors other than Ronald O. Perelman and his associates, including the members of management who have previously indicated their intention to join Andrews Group upon confirmation of a plan) receiving independent legal and financial advice. We are confident that such a review will lead you to the same conclusion we have reached: that the Proposed Management and Insiders Plan unfairly favors the Bank Group, overvalues Toy Biz, results in a less viable Marvel than the Marvel envisioned under the Stockholder Plan, and improperly deprives your stockholders of their interests. Under such circumstances, you should prohibit management from filing the Proposed Management and Insiders Plan and taking any action to impede or frustrate the Stockholder Plan. You should also require management to withdraw its request for authority from the Bankruptcy Court to pay Toy Biz a $7 million break-up fee.

     While there are many similarities between the two plans -- they both provide for the payment in full of all creditors, and the satisfaction of the Bank Group claims is achieved with the distribution to the Bank Group of Fleer/SkyBox and Panini, cash, and a promissory note -- there are a number of significant differences that clearly demonstrate management's total abandonment of its duties to stockholders in the interest of unfairly preferring the Bank Group; a bank group that, perhaps not coincidentally, is lead by the very same bank that in March announced it had made or underwritten over $1 billion in financing to Revlon, another Perelman company. For present purposes, the most noteworthy of the differences between the two plans are the following: (1) under the Stockholder Plan, Fleer/SkyBox and Panini are valued at approximately $385 million, while the Proposed Management and Insiders Plan values the same assets at only $200 million; (2) under the Stockholder Plan, Marvel will retain its current 27% ownership interest in Toy Biz and compel Toy Biz to pay its fair share of promotional and advertising expenses, while the Proposed Management and Insiders Plan contains yet another overpriced merger with Toy Biz; and (3) under the Stockholder Plan, $365 million of new capital is raised in the form of equity infused by the current owners of Marvel under the Rights Offering, while the Proposed Management and Insiders Plan relies on $250 million of additional debt and the merger of a struggling Toy Biz. As a result of these material differences, the Stockholder Plan provides for the retention of equity, while the Proposed Management and Insiders Plan cancels it. Given the gravity of the consequences, these differences should be carefully considered and evaluated, particularly in light of Perelman's other relationships with the Bank Group.

     The $200 million valuation of Fleer/SkyBox and Panini is particularly egregious. As of December 1996, Marvel's own financial advisors valued these assets at $305 million to $385 million. How can the value have been cut nearly in half in 4 months time? Moreover, it should be remembered that Fleer was purchased in 1992 for $287 million, SkyBox was purchased in 1995 for $165 million, and Panini was purchased in 1994 for $162.4 million, with loans provided by the Bank Group in the aggregate amount of over $500 million. How can the combined value of these assets now be a mere $200 million? Is this an admission of gross mismanagement? Or did management grossly overpay for these assets in the first place? Or perhaps, neither is true and management is now simply attempting to favor the Bank Group because of its other Perelman connections. Unlike the stockholders and bondholders, whose consent and input was not requested in connection with the acquisition of these assets, the Bank Group not only approved, but financed, these transactions on the basis of whatever due diligence they deemed appropriate at the time. Given the Bank Group's complicity in these deals, why is 100% of the purported loss now being imposed on the stockholders?

     The apparent overvaluation of Toy Biz is equally inexplicable. The stock of Toy Biz has closed at an average price of $9.37 over the past 30 trading days. Why then is a financially distressed Marvel prepared to pay at least $14.00 per share, a 50% premium over market? Toy Biz has recently reported quarterly earnings of a mere $0.02 per share, and this is without having to pay any royalties for the use of Marvel's characters and without having to pay any promotional or advertising expenses, all of which have been absorbed by Marvel. Most importantly, how can management recommend the Toy Biz acquisition when it apparently provides no value to stockholders? In the absence of providing a return to stockholders, there is simply no reason for Marvel to be engaged in acquisitions at this time. Perhaps not coincidentally, it appears that the only party benefited by the proposed acquisition is the Bank Group, which will receive an enhanced collateral pool.

     In addition to satisfying all creditors in full while preserving stockholder interests, the Stockholder Plan also produces a substantially stronger company than would result under the Proposed Management and Insiders Plan. Under the Stockholder Plan, Marvel will retain approximately $200 million in cash after payment of all confirmation obligations and have bank debt of only $240 million. In contrast, the Proposed Management and Insiders Plan leaves Marvel with $0.00 cash and burdens the Company with $420 million of bank debt. This distinction alone should lead the Board to the conclusion that the Stockholder Plan should be pursued and the Proposed Management and Insiders Plan abandoned.

     The Proposed Management and Insiders Plan is apparently premised on the contrived notion that Marvel is insolvent and that its shares are worthless. This view, however, has been clearly refuted not only by the marketplace, but by the Bankruptcy Court in its decision granting the Committee motion for relief from the automatic stay. It also contradicts Marvel's own recent public positions: Marvel implicitly relied upon its solvency to obtain the extraordinary relief of getting Bankruptcy Court permission to pay prepetition unsecured claims in full prior to the confirmation of a plan; the plan originally filed by Marvel, which provided for the payment in full of all claims and the retention of shareholder interests was similarly premised on Marvel's solvency.

     Based on the fact that Marvel is solvent and its shares have value, the Proposed Management and Insiders Plan is not only unconfirmable, but constitutes an utter abdication of Marvel's fiduciary duties to its owners. This should not be tolerated by Marvel's Board and will not be tolerated by its stockholders. In that regard, we draw your attention to the attached press release indicating that the Official Equity Committee appointed in Marvel's chapter 11 case has compared the Stockholder Plan to the proposed Management and Insiders Plan and has voted unanimously to support the Stockholder Plan.

     In connection with your review and consideration of the matters addressed herein, the Stockholder Plan, and the Proposed Management and Insiders Plan, you may contact Carl

Icahn at (212) 702-4333 to discuss these issues more fully or any questions or comments you may have.

                              Very truly yours,


                              /s/ Vincent J. Intrieri
                              Vincent J. Intrieri
                              Secretary and Treasurer, Marvel Holdings, Inc.,
                         Vice Chairman, The Official Bondholders
                                Committee

cc:  Paul Shapiro, Esq.

                                  Attachment

Equity group backs Marvel <MRV.N> bondholder plan

     PHILADELPHIA, May 6 (Reuter) - A committee of equity security holders of Marvel Entertainment Group Inc said Tuesday that they unanimously support the reorganization plan by the Marvel bondholders' committee.
     The committee said the bondholders's plan and a separate plan proposed by the debtors and Toy Biz Inc <TBZ.N> offer full payment to the debtors' secured lenders.
     "But the equity committee determined that the bondholders' plan provided for significantly better treatment to Marvel stockholders," said Gary Schildhorn, counsel for the equity committee.
     Marvel bondholders filed a reorganization plan April 29, a day after the comic book publisher announced a reorganization plan of its own seeking to spin off its publishing and licensing business and combine them with Toy Biz Inc.
     The equity committee had said that day that it opposed the plan by Toy Biz and Marvel, which owns about 25 percent of Toy Biz stock.
     Under the bondholder plan, the banks would receive the distribution of the stock of two Marvel subsidiaries -- Panini and Fleer/Sky Box -- and a secured note for the balance of the indebtness owed them, Schildhorn said.
     In addition, the debtor-in-possession loan of $100 million would be paid in cash, Schildhorn said.
     Under the Toy Biz plan, Marvel's banks would hold about 28 percent of the company and get 100 percent of Marvel's Fleer/Sky Box trading cards business and 100 percent of its Panini sticker businesses.
     Toy Biz shareholders would own the other 72 percent of Marvel. The plan also includes a $365 million rights offering and the creation of a transition team to resuscitate the company, which filed for Chapter 11 in December.

REUTER
Rtr 19:54 05-06-97

:TICKER:MRV TBZ
:SUBJECT:RP&S COBO PUB MNA USA
Copyright (c) 1997 Reuters